Exhibit 9

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL

(202) 274-2001	jgorman@luselaw.com

November 6, 2009

Phillip M. Goldberg, Esq.
Foley & Lardner LLP
32lNorth Clark Street
Chicago, Illinois 60610

Dear Mr. Goldberg:

As counsel to Magyar Bancorp, Inc. (the “Company”), I am responding to the demand (the “Demand”) by Financial Edge Fund, LP (“Financial Edge”) that the Company provide Financial Edge with certain books and records pursuant to Section 220 of the Delaware General Corporation Law (“Section 220”). Your original Demand listed 10 categories/items of documentation requested. By letter dated October 21, you withdrew the Demand as to Items 9 and 10. Item 8 specifies that the information and records requested in Items 1-7 is as of the record date for the 2010 annual meeting of stockholders (“Annual Meeting”).

Set forth below is the Company’s response with respect to each category of documentation requested. Our numbering below corresponds to the numbering of the Items in your Demand.

1.	The Company will provide a complete list of stockholders as of October 7, 2009 and as of the record date for the Annual Meeting.

2.	The Company will provide the stockholder lists in either CD or DVD.

3.	The Company proposes to provide you with the daily transfer sheets from the record date for the Annual Meeting to the date of the Annual Meeting.

4.
The Company will provide the information enumerated in (a) as the record date for the annual meeting, as requested. The Company does not subscribe to “Weekly Security Position Listing Daily Closing Balances” and therefore the information is not available to the Company and will not be provided. As to the information specified in (c), which relates to the names and addresses of employees participating in the employee stock ownership plan (ESOP), the Company is not in a position to provide this information. The ESOP is a record owner of shares, is administered by an independent trustee, and as with Company communications, the trustee will transmit to participants any material that Financial Edge desires to have distributed to stockholders.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Phillip M. Goldberg
November 5, 2009

5.	The Company does not have a NOBO or COBO list. If the Company obtains a NOBO or COBO list, it will provide Financial Edge with a copy.

6.
We do not understand the need for or relevance of the stop transfer or stop lists requested, or if this information is available. At this time, the Company therefore does not intend to take any action to obtain or provide this information.

7.	The omnibus proxy and correspondent participant listings will be provided as of the record date for the Annual Meeting.

We expect to receive the October 7, 2009 stockholder list and deliver it overnight to you early next week. The cost for the list and overnight mailing is $89.50. We will inform you of the costs to produce the additional information that will be provided as of and following the record date for the Annual Meeting, and expect to receive your confirmation that such costs will be paid for by Financial Edge.

If you have any questions regarding the foregoing, please contact the undersigned.

Sincerely,

/s/ John J. Gorman
John J. Gorman